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                           ALLONGE TO PROMISSORY NOTE

         This Allonge to Promissory Note, dated as of January 26, 2000, is executed by GENERAL AUTOMATION, INC., a Delaware corporation (the "Company"), the maker of that certain Promissory Note dated September 30, 1999 executed by the Company in favor of RADISYS CPD, INC. ("Holder") in the original principal amount of Five Hundred Thousand Dollars (the "Note"), to which this Allonge is attached. This Allonge is incorporated into and made a part of the Note.

         Section 2 of the Note is hereby amended to read in full as follows:

                  "2. PAYMENTS. Subject to Section 3 below, the entire principal amount of this Note, together with all accrued interest thereon, shall be due and payable on the earlier to occur of (a) March 15, 2000 (the "Maturity Date"); or (b) the third business day following the closing of a loan to the undersigned pursuant to that certain Loan Agreement (the "Loan Agreement") dated September 30, 1999 between the undersigned and Pacific Mezzanine Fund LLP ("PMF"), which loan yields net proceeds to the undersigned of not less than One Million Dollars ($1,000,000), excluding the initial $3,150,000 loaned by PMF to the undersigned pursuant to the Loan Agreement (a "Qualifying Financing")."

         Except as expressly provided herein, all terms and conditions of the Note shall continue in full force and effect, without waiver or modification, and Holder and the Company reserve all of their respective rights, privileges and remedies in connection therewith.

                                   GENERAL AUTOMATION, INC.



                                   By:   /s/ JANE CHRISTIE
                                         Jane Christie, President

AGREED TO AND ACCEPTED BY:

RADISYS CPD, INC.


By:  /s/ STEPHEN F. LOUGHLIN
     ---------------------------
       (Signature)

Its:     STEPHEN F. LOUGHLIN
     ---------------------------
      (Print name and title)